MASTERWORKS

AVAILABLE NOW: Picasso (11.2% Est. Historical Appreciation*)

AVAILABLE NOW

PICASSO



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Oil and ripolin on canvas | 51 x 38 in. (130 x 96 cm.)



Initial Offering

$17,127,000

ANNUAL APPRECIATION OF SIMILAR WORKS*

11.2%

DEAL SHEET

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Offering circular

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6 Highlights of This Work

1 Pablo Picasso's groundbreaking style and headline-grabbing auction prices have solidified him as one of the most celebrated artists in history.

2 The Painting is from Picasso's "Musketeers" series, which he created towards the end of his life between 1966 and 1972. The top auction record for a "Musketeer" painting is held by *Mousquetaire à la pipe* (1969) which is larger than the Painting and sold for $30,965,000 in 2013.

3 In an April 2020 *Art Market Monitor* article, art economist Roman Kraussel noted that Picasso's auction records have been resilient through each market drop since the 1990s.

4 In the first half of 2021, works by Picasso achieved in excess of $350 million in global auction sales, making him the #1 selling artist by sales volume last year. By comparison, the next highest selling artist at auction, Jean-Michel Basquiat, achieved just over $300 million during the same time period.

5 Picasso's *Femme assise près d'une fenêtre (Marie-Thérèse)* (1932), which sold for $103.4 million in May 2021, was the most expensive work sold at auction in 2021, and the only work sold at auction during the year to exceed $100 million. The painting previously sold in 2013 for $44.7 million, and in 1997 for $6.8 million.

6 Although there are no guarantees, similar works have shown attractive historical price appreciation at auction of 11.2% annualized from 1987 to 2021.

AUCTION RESULTS FOR SIMILAR WORKS



$40M
$30M
$20M
$10M
1986
1989
1991
1994
1997
1999
2002
2005
2008
2010
2013
2016
2019
2021

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*The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Pablo Picasso with the following criteria: Musketeer-type portraits executed between 1966 and 1970 in oil and/or Ripolin on canvas or panel that feature a single figure with both hands clearly visible and the inclusion of an object (such as a pipe, sword or gun) and measure between 30 inches by 30 inches and 80 inches by 80 inches. Where the buyer's premium was unavailable due to incomplete data, the following buyer's premiums were applied: 10% applied to "Man holding a Flag (Homme au fanion)" (1990), which sold on May 25, 2007 at Est-Ouest Auctions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 11.2% CAGR implied from selected sales occurring from May 11, 1987 to November 11, 2021.

Each painting is unique and historical price appreciation of similar works is not a direct proxy for performance of the specific painting or the shares. There is no current market for the shares and performance of the shares will reflect costs and fees described in the Offering Circular that are not reflected in the historical price appreciation of similar works. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Masterworks nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Masterworks nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

This email and any appendices is for informational purposes only and is not intended to be nor should it be used as investment advice. Investments in private placements are illiquid, may be speculative, and have substantial risks, including the risk of loss of principal.

Masterworks is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.